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SEC FILE NUMBER

CUSIP NUMBER
981402100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

 (Check one):  ☑Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form 10-D ☐Form N-SAR
☐Form N-CSR
For Period Ended:                May 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
 For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

WORKSTREAM INC.

Full Name of Registrant

340 Albert Street, Suite 1400

Address of Principal Executive Office (Street and Number)

Ottawa, Ontario, CANADA  K1R 0A5

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☑
(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets If Needed)

The Registrant is in the process of finalizing the accounting treatment and negotiating final definitive agreements with the holders of approximately $19 million of its senior secured notes payable.  The parties to the documents were unable to execute them and the auditors were unable to complete their required procedures thereon without unreasonable effort and expense prior to the date the Form 10-K for the fiscal year ended May 31, 2009 was required to be filed.

The anticipated execution and delivery of the documents will result in materially different disclosures in the Financial Statements and Management Discussion and Analysis sections of the Registrant's Form 10-K for the fiscal year ended May 31, 2009 than what would otherwise be included if the documents were not executed and delivered by the parties thereto.

PART IV — OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification

LeAnn Hitchcock                                                   (866) 953-8800 ext 712
            (Name)                                           (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).   Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?          Yes ☑ No ☐

 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s operating loss significantly improved to approximately $3 million for the year ended May 31, 2009 (“FY2009”) compared to a $44 million operating loss reported for the year ended May 31, 2008 (“FY2008”).  This $41 million improvement is the result of a substantial reduction in personnel costs and other operating expenses to bring them in line with the expected revenue levels during FY2009 and the non-recurrence of a $27.5 million impairment to goodwill in FY2008.

The Company and the auditors are still in the process of reviewing the complex accounting matters related to the senior secured notes payable and certain contingencies as of May 31, 2009.  The final conclusion on these issues will have a significant affect on the reported net loss of the Company for the fiscal year ended May 31, 2009.

             WORKSTREAM INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date           September 1, 2009                                             By: /s/ Steve Purello
Steve Purello
President and Chief Executive Officer